Exhibit 99.1

Tarena Announces Receipt of Nasdaq Notice

BEIJING, November 26, 2019 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”) announced today that it received written notification from the Staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated November 25, 2019, indicating that because the closing bid price of the Company's American Depositary Shares (“ADS”) for the last 30 consecutive business days was below US$1.00 per share, the Company no longer meets the minimum bid price requirement for the Nasdaq Global Select Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until May 25, 2020. The Company intends to monitor the closing bid price of its ADS between now and May 25, 2020 and is considering its options, including an adjustment of its ADS-to-Class A ordinary share ratio, in order to regain compliance with the Nasdaq Global Select Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its ADS is $1.00 per share or higher for at least ten consecutive business days during the grace period. The Company intends to cure the deficiency within the prescribed grace period.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including any statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements, including, among others, Tarena’s expectations relating to regaining and maintaining compliance with Nasdaq’s continued listing requirements. Further information regarding these risks, uncertainties or factors is included in Tarena’s filings with the Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers K-12 education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand.

For further information, please contact:

Amanda Wang,

Investor Relations Director,

Tarena International, Inc.,

Email: ir@tedu.cn